Exhibit 21.1


                 Subsidiaries of the Company



Atlantic Coast Airlines, a California corporation. This company is a 100% owned subsidiary of Atlantic Coast
Airlines Holdings, Inc.

Atlantic Coast Airlines, Inc., a Delaware corporation. This company is a 100% owned subsidiary of Atlantic Coast
Airlines (a California corporation).